SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1  )*

LL&E ROYALTY TRUST
(Name of Issuer)

Units of Beneficial Interest
(Title of Class of Securities)

502003106
(CUSIP Number)

Shrikant C. Mehta c/o Roger D. Parsons, Esq. 354 Indusco Court Troy, Michigan 48083
(Name, address and telephone number of person authorized to receive notices and communications)

January 25, 2013
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 502003106	SCHEDULE 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Shrikant C. Mehta
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 4,058,531 units of beneficial interest
SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 4,058,531 units of beneficial interest
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,058,531 units of beneficial interest
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.36%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 502003106	SCHEDULE 13D	Page 3 of 5 Pages

Item 1.	Security and Issuer.

The title of the class of equity securities to which this Statement relates is units of beneficial interest of LL&E Royalty Trust, a Texas trust.
Item 2.	Identity and Background.

This Statement is being filed by Shrikant Mehta. He is a United States citizen. His principal occupation is President of Combine International, Inc., a wholesale fine jewelry manufacturer, which is located at 354 Indusco Court, Troy, Michigan 48083. During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), and has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining him of future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.	Source or Amount of Funds or Other Consideration.

The Reporting Person purchased and beneficially owns  4,058,531 Units for which he paid an aggregate of $4,789,066. The source of the funds for these Units were the personal funds of the Reporting Person.
Item 4.	Purpose of the Transaction.

The Reporting Person first invested in the Units in April 2010 as a potential attractive investment because of the possible value of the Issuers oil and gas assets and its plans regarding the disposition of such assets. Since that time he continued to purchase additional Units and monitored the activities of the Issuer to the extent possible by reason of the limited content in the issuers SEC periodic reports, but had played a passive role with respect to the business, operations and control of the Issuer.

The Reporting Person also has had discussions about the Issuer with other persons who were owners or prospective owners of Units regarding the Issuers business, operations and prospects, and plans to continue having such discussions in the future. None of these discussions has resulted in any agreement or understanding by the Reporting Person with any other persons that would constitute the Reporting Person presently becoming a member of a group (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934) with any of such other persons. The Reporting Person disclaims being a member of a group with any person as to his Units.

The Reporting Person was aware that in November 2010, Jeff Beckett, a unit holder and an acquaintance of the Reporting Person, commenced a litigation against the Issuer and its trustee The Bank of New York Mellon Trust Company N.A. (the Trustee) in the United States District Court for the Eastern District of Michigan seeking judicial modification of the Trust Agreement, dated as of June 1, 1983, between The Louisiana Land and Exploration Company and First City National Bank of Boston (predecessor of The Bank of New York Mellon Trust Company N.A.) (the Trust Agreement) under which the Issuer was created, removal of the Trustee and certain declaratory and injunctive relief. The Reporting Person became aware that the Trustee had indicated to Mr. Beckett that it was willing to be removed as trustee if a successor were to approved by the unit holders. The Reporting Person monitored this litigation based upon filings by the Issuer and discussions with Mr. Beckett.

Based upon the progress of the aforementioned litigation and the effect that it was having on the Issuer, prior actions or inactions by the Trustee with regard to the Issuers properties and the Reporting Person contacting banks, including Premier Bank & Trust N.A. (Premier Bank), as to their willingness to serve as successor Trustee, at the Reporting Persons instruction and pursuant to Article 5.02 of the Trust Agreement, on June 20, 2011, his attorney sent a letter to the Trustee requesting the Trustee call a special meeting of unit holders for the purposes of removal the Trustee and appointment of Premier Bank as new trustee, and amending a provision of the Trust Agreement. A copy of that letter is filed as Exhibit 1 to this Statement. There was no prior relationship between the Reporting Person and Premier Bank.

After discussions among counsel for the Reporting Person, for Mr. Beckett and for the Issuer and the Trustee, the Issuer decided to call a special meeting of unit holders to vote upon a proposal (the Proposal) to remove and replace the current Trustee and appoint Premier Bank as successor trustee (the Special Meeting), and the Reporting Person agreed to bear the costs incurred by the Issuer related to the solicitation of the Special Meeting, excluding the legal expenses of the Issuer and the Trustee. The Reporting Person caused information about his holdings of Units and himself to be sent to the Trustee for use in the proxy material prepared by the Issuer for the Special Meeting and filed with the SEC.

CUSIP No. 502003106	SCHEDULE 13D	Page 4 of 5 Pages

The Reporting Person intends to vote his Units at the Special Meeting in favor the Proposal. The Reporting Person also requested the Issuer to send him a list of the record holders of the outstanding Units. Either separately or with others the Reporting Person will contact a limited number of other unit holders seeking that they vote their Units in favor of the Proposal. However, the Reporting Person will not solicit proxies from other unit holders entitling the Reporting Person to vote their Units at the Special Meeting. Further, the Reporting Person has no current agreement with any other unit holder as to voting Units at the Special Meeting, although the Reporting Person assumes that Mr. Beckett will vote his Units for the Proposal.

Should the Proposal be approved at the Special Meeting, the Reporting Person would monitor the activities of the successor Trustee with regard to its efforts to evaluate and then liquidate the properties of the Issuer in an expeditious manner and in the best interests of the unit holders. As the Reporting Persons expertise is in businesses other than the evaluation and sale of oil and gas interests, he will not become engage in the valuation or sale process as may be undertaken by the successor Trustee. Should the Proposal not be approved at the Special Meeting, the Reporting Person will then what steps he may undertake, either separately or with others, to encourage the Trustee to complete its property evaluations and offer to dispose the properties.

The Reporting Person has no present intention to engage or cause the Issuer to engage in any of the transactions or activities specified in paragraphs (a) through (j) of this Item 4 other than as set forth in the immediately preceding paragraphs. However, the Reporting Person reserves the right, either individually or together with other persons, to act in respect of his interest in the Issuer in accordance with his best judgment in light of the circumstances existing at that time, which may include purchasing or selling Units or other actions with respect to the Issuer or the Trustee.

Item 5.	Interest in Securities of the Issuer.

(a)    The Reporting Person beneficially owns  4,058,531 Units, representing approximately 21.36% of the 18,991,304 Units outstanding as of August 25, 2009, as reported in the Issuers Form 10-K for the fiscal year ended December 31, 2008, which was the last public filing by the Issuer reporting the number of outstanding Units.

(b)    The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the Units.

(c)    The Reporting Person did not have any transaction in Units during the past 60 days.

(d)-(e)  Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See Item 4 of this Statement for information regarding the calling of the Special Meeting

Item 7.	Material to be filed as Exhibits.

Not Applicable

CUSIP No. 502003106	SCHEDULE 13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2011	By:	/s/ Shrikant C. Mehta
Shrikant C. Mehta